Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804
SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MARCH 21, 2011 TO PROSPECTUS DATED AUGUST 13, 2010
FEBRUARY 2011 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	February 2011	Year to Date	2/28/2011	2/28/2011
Series A	4.10%	-0.30%	$38,818,804	$1,546.12
Series B	7.16%	1.57%	$55,697,919	$1,801.40

*	All performance is reported net of fees and expenses
Fund results for February 2011:
     The Fund’s allocation to equity markets performed well in February as major indices in the U.S. and Europe continued to press higher on improving economic conditions and strong corporate results. Late in the month, European and U.S. equities were shaken as the political unrest in Egypt spread to Libya and Bahrain, where protesters were met with force. The outbreak of violence triggered a spike in energy markets, which, when combined with uncertainty surrounding the severity of the crisis, prompted liquidation. Most major U.S. and European indices recovered late amid reassuring comments that the Saudis would cover any oil supply shortfalls. Asian shares struggled as inflation took a toll on growth prospects. Chinese H-shares lagged, finishing unchanged as inflation and consequent fiscal tightening dominated the action. Spillover pressure also affected shares in Singapore (-5.9%) and Taiwan (-5.6%). Japan’s Nikkei (+3.7%) and Australia’s SPI (+2.1%) managed to post gains in relatively quiet trading. A mixture of long and short positions led this sector to a gain in February.
     The Fund experienced losses in the bond sector in February as existing positions suffered amid a reversal in investors’ perception of the current risk environment. After breaking lower early in the month on strong corporate earnings and forward guidance, U.S. 30-year bond futures surged to January highs as growing unrest across the Middle East unnerved investors, prompting a general flight to safety. Germany’s bund futures opened the month under pressure as anecdotal evidence of exceptional demand from China offset disappointing December factory orders and retail sales data. However, the deteriorating geopolitical situation and local election losses by the majority ruling party in Germany spurred a reversal that led to losses for the Fund. Trade in Australian bond futures was particularly volatile, to the Fund’s detriment, as weakness associated with a strong early month employment report faded as the RBA chief indicated that the central bank was not considering a rate hike at the current time. A mixture of long and short bond positions produced losses.
     The Fund obtained gains in currencies in February as the dollar continued to trend lower, extending January’s losses by another 0.7%. The Swiss franc (+1.5%) and Japanese yen (+0.3%) finished strong amid safe haven buying as the situation deteriorated in the Middle East. The Fund experienced gains in the British pound (1.5%) after Consumer Price Index readings showed that prices were increasing at a 4.0% annualized rate, the highest level since fall of 2008. Meanwhile, central bankers in Peru (-0.2%), Colombia (-2.1%), Indonesia (+2.5%) and Russia (+3.2%) raised rates as they continued to battle inflation while also attempting to fend off the negative effects that massive currency inflows are having on domestic currency appreciation. Colombia extended its dollar purchase program for another three months, hoping to cap currency gains to protect its export prospects. The Australian dollar (+2.5%) rallied to the benefit of the Fund as strong commodity markets supported full employment. A mixture of long and short positions led this sector to a gain.
     The Fund’s allocation to global energy markets yielded gains as growing instability in the Middle East and Northern Africa sent prices significantly higher. Short positions in West Texas Intermediate (“WTI”) crude oil performed well early in the month, falling over 5.0% following the Egyptian president’s resignation and total U.S. fuel supplies moving to twenty year highs at the Cushing, Oklahoma delivery point. From there, the Fund experienced gains on long positions in April gasoline (+9.8%), heating oil (+7.6%), and brent crude (+10.9%) at the expense of the Fund’s WTI crude position as civil unrest spread to Bahrain, Libya, and Oman. The markets gathered momentum as speculation surrounding the stability of the Saudi regime intensified. Short positions in April natural gas also performed well, falling 8.9% on the month as forecasts for mild weather contributed to a convincing breech of the $4 btu level. A mixture of long and short positions led this sector to a gain.
     Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall positive performance.
     For the month of February 2011, Series A gained 4.10% and Series B gained 7.16%, net of all fees and expenses.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
February 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended February 28, 2011)
STATEMENT OF INCOME

February 2011
Investment income, interest	$3,205

Expenses
Management fee	60,197
Ongoing offering expenses	32,539
Operating expenses	4,881
Selling Commissions	130,155
Other expenses	1,447
Incentive fee	—
Brokerage commissions	38,771

Total expenses	267,990

Net investment gain (loss)	(264,785)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,288,377
Net change in unrealized appreciation (depreciation) on futures and forward contracts	504,251

Net gain(loss) on investments	1,792,628

Net increase (decrease) in net assets from operations	$1,527,844

STATEMENT OF CHANGES IN NET ASSET VALUE

February 2011
Net assets, beginning of period	$37,259,305

Net increase (decrease) in net assets from operations	1,527,844

Capital share transactions
Issuance of shares	378,020
Redemption of shares	(346,366)

Net increase(decrease) in net assets from capital share transactions	31,654

Net increase(decrease) in net assets	1,559,497

Net assets, end of period	$38,818,802

NAV Per Unit, end of period	$1,546.12

SUPERFUND GREEN, L.P. — SERIES B
February 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended February 28, 2011)
STATEMENT OF INCOME

February 2011
Investment income, interest	$4,091

Expenses
Management fee	86,372
Ongoing offering expenses	46,687
Operating expenses	7,003
Selling Commissions	186,749
Other expenses	2,201
Incentive fee	—
Brokerage commissions	80,113

Total expenses	409,125

Net investment gain(loss)	(405,034)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,088,476
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,040,806

Net gain(loss) on investments	4,129,282

Net increase (decrease) in net assets from operations	$3,724,247

STATEMENT OF CHANGE IN NET ASSET VALUE

February 2011
Net assets, beginning of period	$52,579,418

Net increase (decrease) in net assets from operations	3,724,247

Capital share transactions
Issuance of shares	420,155
Redemption of shares	(1,025,902)

Net increase (decrease) in net assets from capital share transactions	(605,747)
Net increase(decrease) in net assets	3,118,501

Net assets, end of period	$55,697,919

NAV Per Unit, end of period	$1,801.40

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc. General Partner Superfund Green, L.P.